FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated January 17, 2005

HUNGARIAN TELECOMMUNICATIONS CO. LTD.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Contacts:             Szabolcs Czenthe, Matáv IR

+36 1 458 0437

Gyula Fazekas, Matáv IR

+36 1 457 6186

investor.relations@ln.matav.hu

Catriona Cockburn,

Citigate Dewe Rogerson

+44 (0) 207 282 2924

MATÁV ENTERS EXCLUSIVE NEGOTIATIONS TO ACQUIRE TELEKOM MONTENEGRO

BUDAPEST – January 17, 2005 – Matáv (NYSE: MTA.N and BSE: MTAV.BU), the leading Hungarian telecommunications service provider today announced that it had been selected to enter into exclusive negotiations to acquire Telekom Montenegro (Telekom Crne Gore AD, or TCG).

Elek Straub, Chairman and CEO of Matáv said: “We are very pleased that the Government of Montenegro has selected us. We are enthusiastic about this positive step, which has again proved that our experience and track record as an international strategic investor is acknowledged by the regional decision makers. We anticipate that this acquisition will enable Matáv to create further growth opportunities for our shareholders in line with our mid-term strategic targets.”

Upon conclusion of the Share Purchase Agreement, Matáv will acquire 51.12% of the shares for EUR 114m from the Government of Montenegro and submit an offer to the minority shareholders to acquire an additional stake of up to 48.88%. The maximum price offered for 100% of TCG by Matáv is EUR 165m, which will mainly be financed from debt. Financial closing is expected to take place in the first half of 2005. Matáv’s relevant commitments and further details will be disclosed following the signature of the final agreements. Matáv will fully consolidate TCG in its accounts from the time of the closing of the transaction. The acquisition of Telekom Montenegro will temporarily increase the indebtedness of Matáv but will not result in a change in Matáv’s dividend policy.

The TCG Group provides fixed, mobile and Internet services. Based on the audited Financial Statements of the TCG Group companies consolidated group revenues amounted to EUR 92.4m in 2003, with an EBITDA margin of 37% (EBITDA: EUR 34.4m). The Group’s net debt ratio (net debt to net debt + equity + minorities) stood at 11% at the end of 2003 and the Group had around 1,300 employees. With a 28% fixed-line penetration at the end of 2003, TCG had around 191,000 fixed access lines and operated with a line/employee ratio of around 160. The fixed line segment produced revenues of EUR 72.1m and a 31.6% EBITDA margin in 2003 (EBITDA: EUR 22.8m). Monet is Montenegro’s second mobile player with increasing share (42% in 2003) in a market with 57% penetration of revenue producing customers. Mobile EBITDA margin amounted to 37.1% in 2003 (revenue: EUR 31.2m, EBITDA: EUR 11.6m). Internet CG is a fast growing ISP having managed to reserve its dominant position despite increasing competition in a market with 5.7% penetration. The EBITDA margin of the Internet segment reached 30%, while revenues amounted to EUR 2.3m (EBITDA: 0.7m) in 2003 but was consolidated only from 2004.

This investor release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2003 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATAV
HUNGARIAN TELECOMMUNICATIONS CO. LTD
(Registrant)

By:	/s/ Szabolcs Czenthe
Szabolcs Czenthe
Head of Investor Relations Department

Date: January 17, 2005